EXH. 4.5

February 2, 2006

Mr. Tony Gallagher
Swindon, UK

Dear Tony:

I am pleased to confirm the modification of your terms of employment as Senior Vice President, Operations of Zarlink Semiconductor Inc. ("Zarlink"). This document will replace all previous employment terms and once signed, will constitute the entire terms relating to your ongoing employment with Zarlink.

Your place of work will continue to be the Zarlink offices located in Swindon, UK.

a)    Work Responsibilities

You will be continue reporting to me and will be employed full-time in the position of Senior Vice President, Operations or in such other role as I assign to you from time to time.

In your position, you will devote your best efforts, and your full time, skill and attention to carrying out your duties and to promoting the interests of the company. You will well and faithfully perform all services and duties customarily associated with your position, together with such additional duties and responsibilities as may be assigned by myself from time to time.

You agree not to be employed or engaged in any other capacity (including as a director) in promoting, undertaking or carrying on any other business apart from that of Zarlink, without my prior written authorization. This does not preclude you from any passive or personal investments that you may wish to hold, unless with a competitor of the company, in which case you will advise the Board prior to making such investments, unless the investments are made through an independently managed fund or your ownership represents less than 0.1 % of a corporation's publicly traded shares.

(b)   Salary and Bonus

Your annual base salary will continue to be one hundred and sixty thousand (160,000) pounds sterling.

In addition, you will be eligible to earn an annual incentive payment, conditional upon successful achievement of the annual objectives of Zarlink's incentive plan (as it changes from time to time). If all objectives and conditions of the incentive plan including company budget profitability are met, your target incentive payment, at the Board's discretion, will be 50% of your base salary. If the Financial Component of the Plan is exceeded, you can earn up to 150% on that portion of your individual incentive plan attributed to the financial performance of the Company (currently 60% of your target incentive).

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                                      -2-


Incentive objectives for each fiscal year will be reviewed and finalized with the Board and communicated to you by the end of May each year.

By the middle of May each year (the "Incentive Assessment Date"), Zarlink assesses the achievement of the previous year's objectives, and calculates any earned incentive amounts. Any incentive earned will be paid to you by the end of Q1. Please note that you must be employed by Zarlink on the Incentive Assessment Date in order to be eligible to receive any incentive for the prior fiscal year.

(c)   Stock Options

You are included among those executives whose stock options will be subject to accelerated vesting in the event of a Change in Control, as defined by and in accordance with the enclosed Board Resolution dated January 11, 2000.

(d)   Benefits

Zarlink maintains a comprehensive benefits plan in the UK. Your eligibility for coverage and for benefits will be determined in accordance with the specific terms and conditions of that benefits plan.

(e)   Car Lease

Zarlink will provide you a company car at UK Level 3 in accordance with Zarlink's U.K. company car plan.

(f)   Pension

You will continue to participate in the UK employee pension plan. In addition, you will continue to benefit from the supplemental company contribution to you as detailed in a memo from Jean-Jacques Carrier dated May 28th, 2002. The text of that memo is as follows:

"From an effective date of December 1, 2001, Tony Gallagher is entitled to a salary supplement of 8% of his basic salary, which supplement should be separated from his basic salary and ineligible for other benefits such as bonus and/or pension contributions. Tony will pay income tax at the required rate on this salary supplement.

Zarlink will be liable for Employer National Insurance contributions (currently at a rate of 11.8%) and Tony will pay National Insurance contributions on this supplement at the required rate for "earnings over the upper earnings limit" (currently nil but projected to be at a rate of 1% effective April 2003).

The supplement will be payable quarterly in the first pay period following the end of the immediately preceding quarter and calculated on the basic salary earned in that quarter. For the period December 1, 2001 to March 31, 2002, please calculate the supplement based on his basic salary earned in that period and make the payment to Tony on the next regularly scheduled payroll date.

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                                      -3-


This supplement will be in force until the earlier of Tony leaving the employment of Zarlink or December 1, 2008."

Should you continue to be employed by Zarlink on December 1, 2008, I will review whether to change, renew or terminate the supplement at that time.

(h)   Vacation

Zarlink will provide you with paid vacation leave in accordance with UK Vacation Policy.

(i)   Confidentiality of Information and Ownership of Proprietary Property

As a condition of this agreement, you are required to continue to be bound by the terms of Zarlink's confidentiality terms and conditions, a copy of which is attached hereto

(j)   Cessation of Employment

      (i)   Definitions

      For the purposes of this employment agreement, the following definitions apply:

      "Incapacity" means any permanent physical or mental incapacity or disability which prevents you from performing the essential duties of your position, with no reasonable prospect of recovery, as determined by Zarlink on the basis of medical evidence satisfactory to the Board.

      "Good Just Cause" means any grounds at common law for which an employer is entitled to dismiss an employee without notice or compensation in lieu of notice.

      "Termination Date" means:

      (A) if Zarlink terminates your employment, the date designated by the company as the last day of your employment (without reference to any applicable notice period to which you may be entitled, whether under statute, common law, contract, or otherwise);

      (B) if you resign your employment with Zarlink, the date which is the end of the one month notice period or such shorter notice period as the parties agree;

      (C) if you die, the date of death;

      (D) if this employment agreement is frustrated, which includes but is not limited to Incapacity, the date designated by Zarlink as the last day of your employment.

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                                      -4-


      (ii)  Notice of Resignation

      You may resign at any time, for any reason, upon giving a minimum of one month advance written notice to Zarlink. Zarlink reserves the right to require you to immediately return all company property at any point during the resignation notice period, and to require you to refrain from attending at the workplace during any portion of the resignation notice period.

      (iii) Entitlements upon Resignation, Termination for Good Just Cause

      If you resign or your employment is terminated for Good Just Cause, then you will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date, but you will not be entitled to receive other compensation of any nature, whether under contract, statute, common law or otherwise. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan.

      (iv)  Entitlements upon Death, Frustration of Contract

      If you die, or frustration of this employment agreement occurs (which includes but is not limited to Incapacity), then you (or your estate, in the event of your death) will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date, but you will not be entitled to receive other compensation (except as provided in insurance plans) of any nature, whether under contract, statute, common law or otherwise. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan.

      (v)   Entitlements upon Termination without Good Just Cause

      If Zarlink terminates your employment without Good Just Cause, you will be provided with the following termination package (which is inclusive of any statutory entitlements you may have under applicable employment standards legislation.) Payment will be provided after withholding any tax and other required or authorized deductions:

            (A) You will receive payment in a lump sum of an amount equal to one times your then current annual base salary. This payment will be made within 30 business days following the Termination Date.

            (B) You will receive payment in a lump sum of an amount in lieu of bonus equal to one times your average earned annual bonus over the previous three years or such shorter period if the period of employment is shorter than three years. (Note that any special project bonus arrangements will be excluded from this calculation.) This payment will be made within 30 business days following the Termination Date.

            (C)  You  will  receive   continued  health  benefits   coverage  in
            accordance with the UK Company benefits until the earlier of one year following the Termination Date

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                                      -5-


            or 30  days  after  you  secure  substantially  similar  replacement coverage through re- employment. Please note that long-term disability coverage will not be continued after the Termination Date. You will be required to notify Zarlink in writing forthwith if you secure substantially similar replacement coverage, during the continuation period.

            (D) You will have six months following the Termination Date (or until the natural expiry date of your stock options, whichever is earlier), to exercise any stock options which have been granted to you under the Zarlnk 1991 Stock Option Plan and which have vested as of the last day of that 6 month period. In all other respects, your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan.

            (E) All perquisites such as company cars and the like will cease 30 days following the Termination Date.

      (vi)  Resignation of Office

      If your employment ends for any reason, you agree to resign in writing effective upon the Termination Date from any office or directorship held with the Zarlink or with any subsidiary or affiliated company.

(k)   Non-Competition and Non-Solicitation Obligations

You agree that it could seriously harm Zarlink's legitimate business interests if you took unfair advantage of the special knowledge you will gain in your executive position, to compete with Zarlink. Accordingly, you agree that the restrictions set out below are reasonably required to protect Zarlink and its goodwill from unfair competition. You also acknowledge that your agreement to such restrictions is of essence to this employment agreement, and that Zarlink would not enter into this employment agreement without your agreement to the restrictions set out in this paragraph.

If your employment with ZARLINK ceases in the case of (i) due to termination by Zarlink without Good Just Cause and in the case of (ii) and (iii) for any reason, you agree that for a period of one (1) year from the Termination Date:

      (i) you will not participate (as an employee or consultant, executive, director or significant investor (greater than 20%) in any business operating anywhere in the world that competes directly with the principal businesses of Zarlink (or its successor);

      (ii) you will not directly or indirectly solicit any of Zarlink's customers for business in competition with Zarlink (or its successors); and,

      (iii) you will not solicit, entice, approach or induce any of Zarlink's employees or consultants to leave their employment or to end their consultancy arrangements with Zarlink (or its successor) or to join another business or organization.

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                                      -6-


(l)   Choice of Law and Jurisdiction

This employment agreement will be governed by and construed in accordance with the laws of England without regard to the principles of conflicts of law, and will in all respects be treated as an English contract.

(m)   Whole Agreement

By accepting this amendment of employment terms and conditions, you are agreeing that the terms and conditions set out in this agreement (including the terms and conditions of any documents enclosed) represent the entire agreement relating to your employment with the Company; that any and all previous agreements or representations, written or oral, are hereby terminated and cancelled; and that you hereby release Zarlink from any and all claims whatsoever under or in respect of any such previous agreements or representations.

To signify your acceptance, please sign below, and return one complete signed original of this Agreement to my attention no later than close of business, February 24, 2006.

Zarlink Semiconductor Inc.

Per: /s/ Kirk Mandy
     -------------------------------------
     Kirk Mandy
     President and Chief Executive Officer

Acknowledgement and Acceptance

I, Tony Gallagher, have read and reviewed, in its entirety, this employment agreement dated February 2, 2006 and the documents referred to therein. I had an opportunity to ensure that I clearly understood the terms and conditions of my employment with Zarlink in advance of signing this employment agreement. I accept this employment agreement.

Dated at       Swindon       this 2 day of February, 2006.
         -------------------      -----

Executive                                            Witness

/s/ Tony Gallagher
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Tony Gallagher                                       Witness name (please print)